UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                          PRIMESOURCE HEALTHCARE, INC.
                           (f/k/a LUXTEC CORPORATION)
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                  74159 T 10 0
                                 (CUSIP Number)

                               Jonathan K. Sprole
                       GE Capital Equity Investments, Inc.
                               120 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4000
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 15, 2002
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.



                         (Continued on following pages)

CUSIP No.: 74159T 10 0
--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):
      GE Capital Equity Investments, Inc.
      06-1268495
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [X]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      WC
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                        20,321,278
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                          35,448,404 (1)
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                           9,715,278 (2)
                                   ---------------------------------------------
                                   (10)   Shared Dispositive Power
                                          N/A
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
      20,321,278 (3)
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      47.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
      CO
--------------------------------------------------------------------------------

     (1) Pursuant to the terms of a voting agreement, dated as of August 6, 2002, by and between the Reporting Person and certain other shareholders of the Issuer identified in Item 5 hereof (the "Voting Agreement"), the Reporting Person has certain rights to direct the vote of the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock (i) upon the election of certain of the directors to the board of the Issuer and (ii) for the purposes of approving certain transactions of the Issuer. The Reporting Person disclaims membership in a group with the other holders of the Issuer's Series G
Convertible  Redeemable  Preferred Stock.  Refer to Item 5 hereof.

     (2) Does not include the 10,606,000 shares of Common Stock underlying the 106,060 shares of Series G Convertible Redeemable Preferred Stock, each of which is convertible into 100 shares of Common Stock, and which are held by the Reporting Persons because the Series G Convertible Redeemable Preferred Stock is not convertible currently or within 60 days of the date hereof.

     (3) Includes the voting power attributable to the the 106,060 shares of Series G Convertible Redeemable Preferred Stock held by the Reporting Person, each of which is entitled to 100 votes.

CUSIP No.: 74159T 10 0
--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):
      General Electric Capital Corporation
      13-1500700
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [X]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      WC
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                        20,321,278
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                          35,448,404 (1)
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                           9,715,278 (2)
                                   ---------------------------------------------
                                   (10)   Shared Dispositive Power
                                          N/A
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
      20,321,278 (3)
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      47.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
      CO
--------------------------------------------------------------------------------

     (1) Pursuant to the terms of a voting agreement, dated as of August 6, 2002, by and between the Reporting Person and certain other shareholders of the Issuer identified in Item 5 hereof (the "Voting Agreement"), the Reporting Person has certain rights to direct the vote of the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock (i) upon the election of certain of the directors to the board of the Issuer and (ii) for the purposes of approving certain transactions of the Issuer. The Reporting Person disclaims membership in a group with the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock. Refer to Item 5 hereof.

     (2) Does not include the 10,606,000 shares of Common Stock underlying the 106,060 shares of Series G Convertible Redeemable Preferred Stock, each of which is convertible into 100 shares of Common Stock, and which are held by the Reporting Persons because the Series G Convertible Redeemable Preferred Stock is not convertible currently or within 60 days of the date hereof.

     (3) Includes the voting power attributable to the the 106,060 shares of Series G Convertible Redeemable Preferred Stock held by the Reporting Person, each of which is entitled to 100 votes.

CUSIP No.: 74159T 10 0
--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):
      General Electric Capital Services, Inc.
      06-195035

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [X]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      N/A
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                        (4)
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                          (4)
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                          (4)
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                          (4)
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
      (4)
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      N/A
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
      CO
--------------------------------------------------------------------------------

(4) As disclosed in Item 5 beneficial ownership of the shares reported herein is disclaimed.

CUSIP No.: 74159T 10 0
--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):
      General Electric Company
      14-0689340
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [X]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      N/A
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      New York
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                        (4)
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                          (4)
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                          (4)
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                          (4)
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
      (4)
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      N/A
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
      CO
--------------------------------------------------------------------------------

(4) As disclosed in Item 5 beneficial ownership of the shares reported herein is disclaimed.

     Item 1. Security and Issuer.

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends a prior statement on Schedule 13D filed with the Securities and Exchange Commission on March 12, 2001 (the "Original Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D, filed by the Reporting Persons on July 16, 2001 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on August 8, 2001 ("Amendment No. 2") and as amended by Amendment No. 3 to Schedule 13D, filed by the Reporting Persons on August 22, 2002 ("Amendment No. 3"). This Amendment No. 4 relates to the acquisition of shares of Series G Convertible Redeemable Preferred Stock (the "Series G Preferred Stock") of
PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation), a Massachusetts corporation (the "Issuer") pursuant to a Purchase Agreement, dated as of August 6, 2002 (the "Purchase Agreement") a copy of which is attached hereto as Exhibit
1. Certain capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in Amendment No. 3. Except as disclosed in this Amendment No. 4, the information contained in the Original
Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 has not changed as of the date hereof.

     The principal executive offices of the Issuer are located at 3700 East Columbia Street, Suite 100, Tucson, Arizona 85714.


     Item 2. Identity and Background.

     This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS is directly or indirectly a wholly-owned subsidiary of GE. GECEI, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as
Exhibit 3.

     GECEI is a Delaware corporation having its principal executive offices at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. GE Capital is a Delaware corporation. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. The principal executive offices of each of GE Capital and GECS are located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, GE Capital, GECS and GE are incorporated herein by reference to Amendment No. 3 to the Schedule 13D to which this Amendment No. 4 relates.

     Except as set forth on Schedule E hereto, during the last five years none of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, control persons (as described in General Instruction C to Schedule 13D), or, to the best of their knowledge, any of the persons identified in Item 5(a)-(b) hereof as persons with whom the Reporting Persons have shared voting power with respect to any securities reported hereunder pursuant to the Voting Agreement, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


     Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     On August 6, 2002 the Issuer, GECEI and certain others entered into the Purchase Agreement providing (i) for certain transactions which were consummated on August 6, 2002 and reported on Amendment No. 3 to the Schedule 13D to which this Amendment No. 4 relates, and (ii) for the purchase at an additional funding (the "First Additional Funding") by GECEI of 9,470 shares of Series G Preferred Stock at a purchase price of $32.00 per share. The First Additional Funding occurred on September 15, 2002. Each share of the Series G Preferred Stock is convertible, subject to certain limitations and adjustments, into one hundred shares of Common Stock.


     Item 4. Purpose of the Transaction.

     GECEI acquired and intends to hold the Series G Preferred Stock as an investment in the ordinary course of business. GECEI intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

     Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


     Item 5. Interests in Securities of the Issuer.

     The information contained in Item 3 of this Amendment No. 4 to Schedule 13D is incorporated herein by reference.

     (a)-(b) The Reporting Persons have beneficial ownership of, and sole voting power with respect to 20,321,278 shares of Common Stock, which represents approximately 47.5% of the Issuer's Common Stock, based on (i) the actual number of shares of Common Stock outstanding, (ii) the actual number of the Issuer's convertible securities which are outstanding and entitled to vote with the Common Stock on an as-if converted basis and (iii) assuming conversion or exercise, as applicable, and to the extent convertible or exercisable currently or within 60 days of the date hereof, of all of the Reporting Persons' securities into Common Stock. Pursuant to the Voting Agreement the Reporting Persons have shared voting power with respect to 35,448,404 shares of Common Stock, which represents approximately 80.5% of the Issuer's Common Stock, based on (i) the actual number of shares of Common Stock outstanding, (ii) the actual number of the Issuer's convertible securities which are outstanding and entitled to vote with the Common Stock on an as-if converted basis and (iii) assuming conversion or exercise, as applicable, and to the extent convertible or exercisable currently or within 60 days of the date hereof, of all of the securities of the Reporting Persons and the other parties to the Voting Agreement into Common Stock. The other parties to the Voting Agreement, with whom the Reporting Persons have shared voting power, are Coleman Swenson Hoffman Booth IV L.P., a Delaware limited partnership having its principal offices at 237 Second Avenue South, Franklin, Tennessee 37064; Webbmont Holdings, L.P., a Georgia limited partnership having its principal offices at 1355 Peachtree Street, Suite 1100, Atlanta, Georgia 30309; William H. Lomicka, a natural person resident of Arizona having his address at 7406 North Secret Canyon Drive, Tucson, Arizona 85718; and Investors Equity, Inc., a Georgia corporation having its principal offices at 1355 Peachtree Street, Suite 1100, Atlanta, Georgia 30309. The Reporting Persons disclaim membership in a group with such other parties to the Voting Agreement. The Reporting Persons have beneficial ownership of, and sole dispositive power with respect to 9,715,278 shares of Common Stock, which represents approximately 39.7% of the Issuer's Common Stock, based on the actual number of shares of Common Stock outstanding and assuming conversion or exercise, as applicable, and to the extent convertible or exercisable currently or within 60 days of the date hereof, of all of the Reporting Persons' securities into Common Stock. The shares of Series G Preferred Stock of the Issuer are not convertible currently or within 60 days of the date hereof. If the Reporting Persons' ownership interest is determined on a fully-diluted basis, assuming conversion of all convertible securities (to the extent such securities are convertible currently or within 60 days of the date hereof) and exercise of all vested warrants and vested options (to the extent such warrants and options are exercisable currently or within 60 days of the date hereof) of the Issuer currently outstanding, the Reporting Persons' ownership percentage
(i) with respect to voting power would be approximately 44.1% and (ii) with respect to dispositive power would be approximately 34.9%.

     This figure reflects the number of underlying shares of the Issuer's Common Stock represented by (i) 106,060 shares of Series G Preferred Stock (for the purposes of voting power, but not for the purposes of dispositive power because the shares of Series G Preferred Stock of the Issuer are not convertible currently or within 60 days of the date hereof), (ii) 7,967,373 shares of Common Stock, (iii) 3,721 Options, (iv) a Warrant exercisable for the purchase of up to 744,183 shares of Common Stock, issued in connection with the Reporting Persons' purchase of the Series D Preferred Stock on January 23, 2001, and (v) a Warrant exercisable for the purchase of up to 1,000,000 shares of Common Stock, issued in connection with the Reporting Persons' purchase of Series E Convertible Preferred Stock on June 28, 2001.

     The Series G Preferred Stock has voting rights and, when convertible, will be convertible into shares of Common Stock on a one to one-hundred basis. The Series G Preferred Stock is not convertible currently or within 60 days of the date hereof.

     Each of GECS and GE disclaims beneficial ownership of all of the above-referenced securities.

     Except as disclosed in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Issuer individually.

     (c) Except for the transaction described in Item 3 above, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of their directors or executive officers, has effected any transaction in Common Stock since the filing of Amendment No. 3 to the Schedule 13D to which this Amendment No. 4 relates.

     (d) Except as set forth in this Item 5, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of their directors or executive officers, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported hereunder.

     (e) Not Applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Purchase Agreement, the terms of which are summarized below and more fully described in Exhibit 1 hereto, which is hereby incorporated by reference, the Issuer issued and sold 70,452 shares of Series G Preferred Stock and warrants to purchase an aggregate of 3,300,000 shares of Common Stock at a nominal exercise price, all for an aggregate consideration of $2,254,464. In addition, pursuant to the Purchase Agreement, on September 15, 2002, the Issuer issued and sold (the "First Additional Closing") 10,891 shares of its Series G Preferred Stock, no par value, for an aggregate consideration of $348,512. In connection with the First Additional Closing only, the Initial Purchasers (as defined in the Purchase Agreement) waived the Minimum Cash and Availability requirement set forth in the Purchase Agreement. Additionally, subject to the terms and conditions of the Purchase Agreement, the Issuer may issue and sell up to an additional aggregate of 38,595 shares of Series G Preferred Stock at two possible subsequent closing dates.

     Pursuant to (i) the Second Amended and Restated Registration Rights Agreement among the Issuer, GECEI and certain others, (ii) a Co-Sale Agreement among the Issuer, GECEI and others, (iii) the Issuer's Articles of Organization and (iv) the Voting Agreement among GECEI and the other holders of the Issuer's Series G Preferred Stock, GECEI has, under certain circumstances, various rights related to: (a) registration of the Common Stock issuable upon conversion or exchange of the Issuer's Series G Preferred Stock, the Warrants, the Options and the resale of the Common Stock, pursuant to certain shelf, demand and piggyback registration rights granted to GECEI, (b) certain rights of consent and notification in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries and (c) certain rights to direct the vote of the other holders of shares of Series G Preferred Stock (i) upon the election of certain of the directors to the board of the Issuer and (ii) for the purposes of approving certain transactions of the Issuer. Each of the Second Amended and Restated Registration Rights Agreement and the Co-Sale Agreement is hereby incorporated herein by reference to Amendment No. 3 to the Schedule 13D to which this Amendment No. 4 relates. The terms of the Voting Agreement which are summarized above are more fully described in Exhibit 2 hereto, which is hereby incorporated by reference.

     Pursuant to the Certificate of Vote of Directors Establishing the Issuer's Series G Preferred Stock, so long as GECEI and the permitted transferees of GECEI, holds any of the Series G Preferred Stock, such holder may appoint either a member of the Board of Directors and/or a non-voting representative to attend meetings of the Board of Directors of the Issuer as an observer.

     Item 7. Material to Be Filed as Exhibits.



Exhibit     Description of Exhibit
No.

1. Purchase Agreement, dated as of August 6, 2002, among the Issuer and the Initial Purchasers named in Schedule I thereto, incorporated herein by reference to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on August 8, 2002.

2. Voting Agreement, dated as of August 6, 2002, by and among GECEI and the other holders of the Issuer's Series G Convertible Redeemable Preferred Stock, incorporated herein by reference to Amendment No. 3 to the Schedule 13D to which this Amendment No.4 relates, filed by the Reporting Persons on August 22, 2002.

3. Joint Filing Agreement by and among GECEI, GE Capital, GECS and GE, dated July 9, 2001, incorporated herein by reference to Amendment No. 1 to the Schedule 13D to which this Amendment No. 4 relates, filed by the Reporting Persons on July 16, 2001.

4.          Power of  Attorney  dated  March  13,  2002  appointing  Jonathan
            K. Sprole as agent and attorney-in-fact for GECS, incorporated herein by reference to Amendment No. 3 to the Schedule 13D to which this Amendment No. 4 relates, filed by the Reporting Persons on August 22, 2002.

5.          Power of  Attorney  dated  March  12,  2002  appointing Jonathan
            K. Sprole as agent and attorney-in-fact for GE, incorporated herein by reference to Amendment No. 3 to the Schedule 13D to which this Amendment No. 4 relates, filed by the Reporting Persons on August 22, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2002

                            GE CAPITAL EQUITY INVESTMENTS, INC.


                            By:  /s/ Jonathan K. Sprole
                                ------------------------------------------
                            Name:  Jonathan K. Sprole
                            Title: Managing Director, General Counsel and
                                   Secretary


                            GENERAL ELECTRIC CAPITAL CORPORATION


                            By: /s/ Jonathan K. Sprole
                                ------------------------------------------
                            Name:  Jonathan K. Sprole
                            Title: Department Operations Manager


                            GENERAL ELECTRIC CAPITAL SERVICES, INC.


                            By: /s/ Jonathan K. Sprole
                                ------------------------------------------
                            Name:  Jonathan K. Sprole
                            Title: Attorney-in-Fact


                            GENERAL ELECTRIC COMPANY


                            By: /s/ Jonathan K. Sprole
                                ------------------------------------------
                            Name:  Jonathan K. Sprole
                            Title: Attorney-in-Fact